UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

August 3, 2005

Minefinders’ Dolores Gold and Silver Mine Planning Moves Forward;

43-101 Technical Reports filed on Sedar

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports that it has now filed on the Canadian SEDAR system (www.sedar.com) Technical Reports complying with the requirements of National Instrument 43-101 of the Canadian Securities Administrators for two, previously announced, feasibility studies of its 100% owned Dolores gold and silver deposit in Chihuahua, Mexico.

Initial Mine Plan Optimization

The base case, bankable feasibility study, announced on June 28, 2005, concluded that the Dolores deposit could be feasibly mined as a 25,000 tonnes/day open pit operation. In order to reduce the initial capital costs of this proposal, the Company engaged Kappes, Cassiday & Associates (“KCA”) to evaluate several alternatives based on a smaller-scale mine plan.

The KCA study reviewed several crushing and mine production scenarios, and proposed an 18,000 tonnes/day mine. The projected IRR for this operation, without optimization, stands at 20.3%, with an average yearly production of 125,000 ounces of gold and 4.5 million ounces of silver per annum (approximately 200,000 gold equivalent (“AuEq”) ounces per annum @ 60 oz silver = one oz gold), resulting in an average total cash cost of approximately US $115 per ounce of gold net of silver credits, using a gold price of US $400 and a silver price of US $6.00.

The open pit mine operation proposed by KCA includes a three-stage crushing system, conveyor stacking and heap leaching, with a Merrill Crowe recovery plant. The mine plan consists of mining approximately 72.5 million tonnes of ore at an average grade of 0.84 g/t gold and 44.5 g/t silver, with a strip ratio of 3.7:1. This production schedule will place approximately 1.95 million ounces of gold and 103.6 million ounces of silver on the heap leach pad, with expected recoveries of 1.44 million ounces of gold and 52.7 million ounces of silver (2.25 million ounces AuEq) over a 11.5 year mine life.

Although the KCA study provides for initial mine plan and capital optimization (smaller and less expensive mining and processing equipment), the Company expects that project economics will continue to improve with the ongoing optimization work described below.

Project Optimization

The Company has initiated several optimization studies to maximize recovery of the intrinsic value of the Dolores deposit, including the evaluation of options for improved metals recovery and equipment utilization. This optimization exercise is typical following a base case feasibility study and is expected to materially enhance project economics.

With specific reference to metals recovery, the Company is studying the addition of a fourth-stage crushing component for approximately 20% of the Dolores ore. The base case feasibility study estimates proven and probable reserves (1.95 million ounces of gold and 103.6 million ounces of silver (the “Reserves”)) having a gross metal value exceeding $1.4 billion (at $400 gold and $6 silver). The mine schedule and tertiary crushing and processing options developed in the feasibility study estimated initial recoveries of 1.44 million ounces of gold and 52.7 million ounces of silver (gross metal value of $894 million) by standard heap leach methods.

These recoveries are based on 80% of the ore material passing 6.6 mm in size. Previous metallurgical test work has indicated that by crushing to 100% passing 6.6 mm in size (i.e. adding a fourth-stage crush for the 20% oversized material), recoveries of silver increase by up to 9%, and of gold by an additional 3%. The Company is conducting additional column leach test work to confirm these improved recoveries.

Separately, the Company has engaged Snowden Engineering, of Vancouver, British Columbia, to assist in the optimization of mine equipment and personnel and of the Dolores mine fleet.

The Company is evaluating opportunities for additional capital savings, including contract mining, the use of a leased equipment fleet, and the availability of suitable, used equipment for some components of the mine.

Dolores Resources

Total audited Measured and Indicated Resources at Dolores (which include the Reserves) are 2.73 million ounces of gold and 132.7 million ounces of silver, contained in 101 million tonnes grading 0.84 g/t gold and 40.8 g/t silver, at a cutoff grade of 0.3g/t AuEq. An additional 696,000 ounces of gold and 25.3 million ounces of silver, in 28.1 million tonnes, are classified as Inferred Resources. See the Company’s June 28, 2005 news release for a detailed breakout of these resources and the Reserves.

It should be noted that the size and average grades of the mineable Reserves are determined by the lowest cut-off grades identified as being profitable for the purposes of the feasibility studies. Because of the disseminated nature of the deposit and current metal prices that are appreciably higher than those used for the purposes of the studies, lower cut-off grades will likely be used in actual mining, thereby permitting the profitable mining of material with a lower average grade and increasing the size of, and aggregate recoveries from, the deposit.

The Company continues drilling at Dolores to convert resources that are currently outside the proposed mine plan into additional underground and/or surface mineable reserves. Results from these efforts will be reported as they are available, in the coming months.

Quality Control and Assurance

Conrad E. Huss P.E., of M3 Engineering & Technology Corporation (“M3”), is a “qualified person”, as that term is defined in NI 43-101 of the Canadian Securities Administrators, and is responsible solely for the contents of the base case study. Michael Cassiday, AusIMM Member, of KCA, is a “qualified person” and is responsible solely for the contents of the KCA study. M3, KCA, and Messrs. Huss and Cassiday are not responsible for the contents of this news release. Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores Project and is responsible for the contents of this news release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores Project, and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

August 3, 2005

Item 3.	News Release

The News Release dated August 3, 2005 was disseminated via CCN Matthews.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that it had filed on the Canadian SEDAR system, Technical Reports complying with National Instrument 43-101, for two previously announced feasibility studies of its Dolores gold and silver deposit in Chihuahua, Mexico.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 3rd day of August, 2005.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

August 3, 2005

Minefinders’ Dolores Gold and Silver Mine Planning Moves Forward;

43-101 Technical Reports filed on Sedar

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports that it has now filed on the Canadian SEDAR system (www.sedar.com) Technical Reports complying with the requirements of National Instrument 43-101 of the Canadian Securities Administrators for two, previously announced, feasibility studies of its 100% owned Dolores gold and silver deposit in Chihuahua, Mexico.

Initial Mine Plan Optimization

The base case, bankable feasibility study, announced on June 28, 2005, concluded that the Dolores deposit could be feasibly mined as a 25,000 tonnes/day open pit operation. In order to reduce the initial capital costs of this proposal, the Company engaged Kappes, Cassiday & Associates (“KCA”) to evaluate several alternatives based on a smaller-scale mine plan.

The KCA study reviewed several crushing and mine production scenarios, and proposed an 18,000 tonnes/day mine. The projected IRR for this operation, without optimization, stands at 20.3%, with an average yearly production of 125,000 ounces of gold and 4.5 million ounces of silver per annum (approximately 200,000 gold equivalent (“AuEq”) ounces per annum @ 60 oz silver = one oz gold), resulting in an average total cash cost of approximately US $115 per ounce of gold net of silver credits, using a gold price of US $400 and a silver price of US $6.00.

The open pit mine operation proposed by KCA includes a three-stage crushing system, conveyor stacking and heap leaching, with a Merrill Crowe recovery plant. The mine plan consists of mining approximately 72.5 million tonnes of ore at an average grade of 0.84 g/t gold and 44.5 g/t silver, with a strip ratio of 3.7:1. This production schedule will place approximately 1.95 million ounces of gold and 103.6 million ounces of silver on the heap leach pad, with expected recoveries of 1.44 million ounces of gold and 52.7 million ounces of silver (2.25 million ounces AuEq) over a 11.5 year mine life.

Although the KCA study provides for initial mine plan and capital optimization (smaller and less expensive mining and processing equipment), the Company expects that project economics will continue to improve with the ongoing optimization work described below.

Project Optimization

The Company has initiated several optimization studies to maximize recovery of the intrinsic value of the Dolores deposit, including the evaluation of options for improved metals recovery and equipment utilization. This optimization exercise is typical following a base case feasibility study and is expected to materially enhance project economics.

With specific reference to metals recovery, the Company is studying the addition of a fourth-stage crushing component for approximately 20% of the Dolores ore. The base case feasibility study estimates proven and probable reserves (1.95 million ounces of gold and 103.6 million ounces of silver (the “Reserves”)) having a gross metal value exceeding $1.4 billion (at $400 gold and $6 silver). The mine schedule and tertiary crushing and processing options developed in the feasibility study estimated initial recoveries of 1.44 million ounces of gold and 52.7 million ounces of silver (gross metal value of $894 million) by standard heap leach methods.

These recoveries are based on 80% of the ore material passing 6.6 mm in size. Previous metallurgical test work has indicated that by crushing to 100% passing 6.6 mm in size (i.e. adding a fourth-stage crush for the 20% oversized material), recoveries of silver increase by up to 9%, and of gold by an additional 3%. The Company is conducting additional column leach test work to confirm these improved recoveries.

Separately, the Company has engaged Snowden Engineering, of Vancouver, British Columbia, to assist in the optimization of mine equipment and personnel and of the Dolores mine fleet.

The Company is evaluating opportunities for additional capital savings, including contract mining, the use of a leased equipment fleet, and the availability of suitable, used equipment for some components of the mine.

Dolores Resources

Total audited Measured and Indicated Resources at Dolores (which include the Reserves) are 2.73 million ounces of gold and 132.7 million ounces of silver, contained in 101 million tonnes grading 0.84 g/t gold and 40.8 g/t silver, at a cutoff grade of 0.3g/t AuEq. An additional 696,000 ounces of gold and 25.3 million ounces of silver, in 28.1 million tonnes, are classified as Inferred Resources. See the Company’s June 28, 2005 news release for a detailed breakout of these resources and the Reserves.

It should be noted that the size and average grades of the mineable Reserves are determined by the lowest cut-off grades identified as being profitable for the purposes of the feasibility studies. Because of the disseminated nature of the deposit and current metal prices that are appreciably higher than those used for the purposes of the studies, lower cut-off grades will likely be used in actual mining, thereby permitting the profitable mining of material with a lower average grade and increasing the size of, and aggregate recoveries from, the deposit.

The Company continues drilling at Dolores to convert resources that are currently outside the proposed mine plan into additional underground and/or surface mineable reserves. Results from these efforts will be reported as they are available, in the coming months.

Quality Control and Assurance

Conrad E. Huss P.E., of M3 Engineering & Technology Corporation (“M3”), is a “qualified person”, as that term is defined in NI 43-101 of the Canadian Securities Administrators, and is responsible solely for the contents of the base case study. Michael Cassiday, AusIMM Member, of KCA, is a “qualified person” and is responsible solely for the contents of the KCA study. M3, KCA, and Messrs. Huss and Cassiday are not responsible for the contents of this news release. Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores Project and is responsible for the contents of this news release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores Project, and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

(Registrant)

Date August 3, 2005

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director